

via facsimile and U.S. mail

Mr. John M. Longmire
Senior Vice President and Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, OK 74135

August 29, 2007

Re: **RAM Energy Resources, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed April 2, 2007
        File No. 0-50682

Dear. Mr. Longmire:

We have completed our review of RAM Energy Resources, Inc.'s 2006 Form 10-K and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief